Institutional Cash Distributors LLC

(SEC I.D. No. 8-68161)

Statement of Financial Condition as of December 31, 2024, and Report of Independent Registered Public Accounting Firm

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document

PUBLIC

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SEC FILE NUMBER
8-68161

Annual Reports

Form X-17A-5
Part III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING	01/01/2024	AND ENDING	12/31/2024
	MM/DD/YY		MM/DD/YY

A.   REGISTRANT IDENTIFICATION

NAME OF FIRM: Institutional Cash Distributors LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer   □ Security-based swap dealer   □ Major security-based swap participant

□ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

16475 Bordeaux Drive

(No. and Street)

Reno	NV	89511
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jonathan Pittinsky	973-879-6704	jonathan.pittinsky@tradeweb.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EisnerAmper LLP

(Name – if individual, state last, first, and middle name)

One California, Suite 1700	San Francisco CA	94111
(Address)	(City) (State)	(Zip Code)
9/29/2003	274	
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Institutional Cash Distributors LLC
Table of Contents
December 31, 2024

This filing contains (check all applicable boxes):

- X   (a) Statement of financial condition.
- X   (b) Notes to statement of financial condition.
- ☐   (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐   (d) Statement of cash flows.
- ☐   (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐   (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐   (g) Notes to financial statements
- ☐   (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐   (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐   (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR240.15c3-3.
- ☐   (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐   (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐   (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐   (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐   (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐   (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- X   (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐   (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐   (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable. (filed separately)
- X   (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐   (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐   (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐   (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable. (filed separately)
- ☐   (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐   (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐   (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Affirmation

I, Jonathan Pittinsky, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Institutional Cash Distributors LLC, as of December 31, 2024, are true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Jonathan Pittinsky

Financial and Operations Principal

Notary Public

DANIEL RICKLIS
Commission # 2440776
Notary Public, State of New Jersey
My Commission Expires
November 20, 2028



EisnerAmper LLP
One California, Suite 1700
San Francisco, CA 94111
T 415.974.6000
F 415.974.5488
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Institutional Cash Distributors LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Institutional Cash Distributors LLC (the "Company") as of December 31, 2024 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2012. (Note: Partners of Harb, Levy & Weiland LLP ("HLW") joined EisnerAmper LLP in 2012. HLW had served as the Company's auditor since 2010).

EisnerAmper LLP

EISNERAMPER LLP
San Francisco, California
March 10, 2025

Institutional Cash Distributors LLC
Statement of Financial Condition
December 31, 2024 (in thousands)

Assets

Cash	$	23,697
Commissions receivable		8,763
Deposits with clearing brokers		381
Receivable from affiliate		5
Prepaid expenses		997
Other assets		264
Lease deposits		18
Right-of-use lease assets		57
Goodwill		700
Total assets	$	34,882

Liabilities and Member's Equity

Liabilities

Accrued compensation and commissions payable	$	2,013
Technology credits payable		5,586
Accounts payable, accrued expenses and other liabilities		519
Payable to affiliates		453
Deferred revenue		327
Lease liabilities		66
Total liabilities		8,964

Member's equity		25,918
Total liabilities and member's equity	$	34,882

The accompanying notes are an integral part of this financial statement.

Institutional Cash Distributors LLC
Notes to Financial Statement
December 31, 2024

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1. Organization

Institutional Cash Distributors LLC (the "Company") is a California limited liability company formed on August 8, 2008. Prior to January 1, 2018, the Company was a wholly-owned subsidiary of ICD Holdings, LLC, a Delaware limited liability company ("Holdings"). Effective January 1, 2018, there was a change of control and restructuring of Holdings which resulted in the transfer of its equity interest in the Company and its other subsidiaries. ICD Intermediate Holdco 2, LLC, a Delaware limited liability company (the "Parent") was formed on September 25, 2017, and acquired the interest in the Company effective January 1, 2018. As a result, the Parent became an indirect subsidiary of Holdings through an intermediate holding company.

On August 1, 2024, Tradeweb Markets LLC ("Markets") purchased all outstanding equity interests of ICD Intermediate Holdco I, LLC ("Holdco I"), SCIC - ICD Blocker 1, Inc. and Parthenon Investors V ICD Blocker, Inc. (the "Markets Acquisition"). The Company and the Parent were subsidiaries of Holdco I at the time of the Markets Acquisition. As a result of the Markets Acquisition, the Company is now a wholly owned subsidiary of Markets. Markets is a consolidating subsidiary of Tradeweb Markets Inc. ("TWMI").

The Company is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is an introducing broker-dealer that provides institutional money market funds and other short term investment trading services and analytical resources to large corporate and institutional clients. J.P. Morgan Clearing Corp ("JPMCC") and US Bank (collectively, the "Clearing Brokers") are the custodians who provide custody and/or clearing services to the Company's clients.

2. Significant Accounting Policies

Basis of Accounting

The financial statement has been presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates and the difference may be material to the financial statement.

Allowance for Credit Losses

The Company continually monitors collections and payments from its clients and maintains an allowance for credit losses. The allowance for credit losses is based on an estimate of the amount of potential credit losses in existing commissions receivable, as determined from a review of aging schedules, past due balances, historical collection experience and other specific account data. Careful analysis of the financial condition of the Company's counterparties is also performed. Aged balances that are determined to be uncollectible are written off against the allowance for credit losses.

Deposits with Clearing Brokers

Under the Company's clearing agreement, a good faith deposit of $250,000 is required to be held with JPMCC. As of December 31, 2024, the Company had $380,000 on deposit with JPMCC and a $1,000 deposit with US Bank.

Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of identifiable net assets acquired in an acquisition. Goodwill is not amortized, but is tested for impairment annually on December 31st and between annual tests, whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. Goodwill is tested at the reporting unit level, which is defined as an operating segment or one level below the operating segment. The Company consists of one reporting unit for goodwill impairment testing purposes. An impairment loss is recognized if the estimated fair value of a reporting unit is less than its net book value. Such loss is calculated as the difference between the estimated fair value of goodwill and its carrying value.

Goodwill was last tested for impairment on December 31, 2024 and no impairment of goodwill was identified.

Translation of Foreign Currency

Assets and liabilities denominated in currencies other than U.S. dollars are recorded in U.S. dollars at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities that are denominated in foreign currencies are then remeasured at the end of each reporting period at the exchange rate prevailing at the end of the reporting period.

Income Taxes

Prior to the Markets Acquisition, the Company, together with the Parent and Holdco I, were members of a multiple member limited liability company which is taxed as a partnership. Subsequent to the Markets Acquisition, the Company, together with the Parent and Markets, are members of a multiple member limited liability company which is taxed as a partnership. As partnerships, Holdco I and Markets are subject to unincorporated business taxes on income earned, or losses incurred, in certain state and local jurisdictions. The taxable income or loss of the Company is also includable in the Federal and state income tax returns of Holdco I's and Markets' individual members.

No income tax provision is required to be recorded by the Company as it is a disregarded entity for income tax purposes and therefore not subject to income tax. The tax effects of its income and losses accrue directly to Holdco I and Markets. The Company made an accounting election not to be allocated a share of the consolidated amount of current and deferred tax expense incurred by Holdco I and Markets in order to simplify the Company's accounting for income taxes.

Fair Value Measurement

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Instruments that the Company owns (long positions) are marked to bid prices, and instruments that the Company has sold, but not yet purchased (short positions) are marked to offer prices. Fair value measurements do not include transaction costs.

Institutional Cash Distributors LLC
Notes to Financial Statement
December 31, 2024

The fair value hierarchy under ASC 820, *Fair Value Measurement* ("ASC 820"), prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below.

Basis of Fair Value Measurement

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2   Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3   Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Institutional Cash Distributors LLC
Notes to Financial Statement
December 31, 2024

The Company's financial instruments not measured at fair value on the statement of financial condition as of December 31, 2024 have been categorized based upon the fair value hierarchy, in thousands, as follows:

	Carrying Value		Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Total Estimated Fair Value
Assets									
Cash	$	23,697	$	23,697	$	—	$	—	$	23,697
Commissions receivable		8,763		—		8,763		—		8,763
Deposits with clearing brokers		381		381		—		—		381
	$	32,841	$	24,078	$	8,763	$	—	$	32,841
Liabilities									
Accrued compensation and commissions payable	$	2,013	$	—	$	2,013	$	—	$	2,013
Technology credits payable		5,586		—		5,586		—		5,586
Accounts payable, accrued expenses and other liabilities		519		—		519		—		519
	$	8,118	$	—	$	8,118	$	—	$	8,118

The carrying value of financial instruments not measured at fair value classified within level 1 or level 2 of the fair value hierarchy approximates fair value because of the relatively short term nature of the underlying assets or liabilities.

Sponsorship Revenue and Listing Fee

Sponsorship revenue is earned from financial institutions and money fund issuers who co-sponsor business development and marketing events to introduce customers to their products and to educate customers and sponsors to the benefits of the technology and risk management tools offered by the Company. Fees received prior to the completion of an event are recorded as deferred revenue on the statement of financial condition until such time when the event is completed and the performance obligation is met.

Listing fee is a non refundable flat fee paid by the bank to have bank deposit products on the Company's portal. Listing fee is recognized monthly over the term of the contract, with the unrecognized balance recorded as deferred revenue.

As of December 31, 2024, there was deferred sponsorship revenue and listing fee of $299,000 and $28,000, respectively. As of December 31, 2023, there was deferred sponsorship revenue and listing fee of $353,000 and $25,000, respectively.

Technology Credits

Credits are earned by customers to be utilized for certain technology related expenses and licensing fees incurred by the customers relating to the integration of the Company's technology platform with the customers' technology system and platform. The amounts earned are calculated based on a percentage of the commissions revenue earned by the Company from the customers' investments in funds made through the Company's portal. If the customer does not use the credits within a certain period, the credits expire. The amounts are paid by the Company directly to the customers' designated technology vendor and are recorded as a reduction of commissions revenue on the statement of income. Technology credits payable on the statement of financial condition consists of technology credits which are earned by customers but not yet utilized. The Company had technology credits payable of $5,586,000 and $4,663,000 outstanding as of December 31, 2024 and 2023, respectively.

Equity-based compensation

The Company measures the cost of employee services received in exchange for an award of equity instrument based on the grant date fair value of the award. The cost is recognized as compensation expense over the service period, which would normally be the vesting period of the awards. Forfeitures of equity-based compensation awards are recognized as they occur.

For performance-based restricted stock units that vest based on market conditions, the Company recognizes equity-based compensation based on the estimated grant date fair value of the awards computed with the assistance of a valuation specialist using a Monte Carlo simulation on a binomial model. The significant assumptions used to estimate the fair value of the performance-based restricted stock units that vest based on market conditions are years of maturity, annualized volatility and the risk-free interest rate. The maturity period represents the period of time that the award granted was modeled into the future, the risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of measurement corresponding with the maturity period of the award and the expected volatility is based upon historical volatility of TWMI's Class A common stock.

Recent Accounting Pronouncements

In November 2023, FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The ASU expands public entities' segment disclosures by requiring disclosure of significant segment expenses that are regularly reviewed by the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items and interim disclosures of a reportable segment's profit or loss and assets. The ASU also allows, in addition to the measure that is most consistent with U.S. GAAP, the disclosure of additional measures of segment profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources. The ASU also requires the disclosure of the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. All disclosure requirements under ASU 2023-07 and existing segment disclosures in ASC 280, Segment Reporting are also required for public entities with a single reportable segment. The ASU was effective for the Company's financial statement for the year ended December 31, 2024. The additional disclosures are included in Note 9. Segment Information.

Institutional Cash Distributors LLC
Notes to Financial Statement
December 31, 2024

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3. Credit Risk and Indemnification

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts, and management believes it is not exposed to any significant credit risk on these cash accounts.

The Company functions as an introducing broker that opens accounts at the direction of customers, with Clearing Brokers or directly with fund companies. Through indemnification provisions in agreements with Clearing Brokers and fund companies, customer activities may expose the Company to off-balance sheet credit risk.

Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer accounts are not sufficient to fully cover customer obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures as well as through requirements on customers to adhere to various regulations and clearing organization policies.

4. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. Under the Rule, the Company is required to maintain net capital, as defined, equivalent to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. As of December 31, 2024, the Company had net capital of $20,845,000 which exceeded its requirement of $594,000 by $20,251,000. The Company's ratio of aggregate indebtedness to net capital was 0.43 to 1.

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

With respect to the Company's other business, which is limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, the Company (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in SEC Rule 15c3-3). Therefore, in light of Footnote 74 of the 2013 Release adopting amendments to SEC to Rule 17a-5 and SEC guidance provided on July 1, 2020, the Company is considered a Non-Covered Firm.

5. Related Party Transactions

The Company is a party to a licensing agreement with an affiliate owned by the Parent that provides information technology support along with maintenance and upgrades to the technology platform and risk management tools used by the Company's customers.

The Company is a party to a compliance services agreement with an affiliate owned by the Parent.

Markets is reimbursed by the Company for expenses paid on behalf of the Company for various services including payroll, marketing, professional fees, communications, data costs and certain other administrative services under an expense sharing agreement. At December 31, 2024, $417,000 was payable to Markets and included in payable to affiliates on the statement of financial condition.

Institutional Cash Distributors LLC
Notes to Financial Statement
December 31, 2024

During 2024, 12 fund companies paid direct commission revenue to an affiliate broker dealer located in the United Kingdom which remitted these fees to the Company.

At December 31, 2024, included in technology credits payable on the statement of financial condition are $18,000 of technology credits which were earned by Markets and affiliates of Markets but not yet utilized.

6. Leases

The Company is a lessee in noncancelable operating leases for its office spaces. For leases with terms greater than 12 months, right-of-use assets and lease liabilities are recognized at the lease commencement date based on the present value of the future lease payments over the lease term. The discount rate used to determine the commencement date present value of lease payments is the interest rate implicit in the lease, or when that is not readily determinable, the Company utilizes its incremental borrowing rate. The Company's lease agreements generally do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates the Company's incremental borrowing rate based on information available at either the implementation date of ASC 842 or at lease commencement for leases entered into thereafter in determining the present value of future payments. Lease expense is recognized on a straight-line basis over the lease term. Leases with an initial term of 12 months or less with purchase options or extension options that are not reasonably certain to be exercised are not recorded on the statement of financial condition.

The Company retains its Walnut Creek, California regional office under a non-cancelable operating lease which expires on December 31, 2025.

The following table summarizes the Company's scheduled future minimum lease payments under the operating lease, recorded on the statement of financial condition as of December 31, 2024, in thousands:

2025	$	68
Total undiscounted lease payments		68
Less imputed interest		(2)
Total lease liabilities	$	66

As of December 31, 2024, the Company's remaining lease term and discount rate are 1 year and 7.3%, respectively.

7. Equity-based Compensation

Prior to the Markets Acquisition, the Company was allocated the cost of equity-based compensation from Holdings, which granted P Units to its employees under a Unit Grant Agreement. Under the terms of the agreement, fifty percent (50%) of the P Units would vest upon a change in control of the Company, provided the employee has remained continuously employed by the Company through the consummation of such change in control, and the remaining 50% were subject to time-based service vesting conditions. Of the P Units that were subject to time-based service conditions, twenty percent (20%) vested on the first anniversary of the date of grant (the "Initial Vesting Date"), while the remaining eighty percent (80%) of such time-based P Units would vest monthly over the remaining four-year period commencing on the Initial Vesting Date. Unvested rights for a participant were forfeited if the participant did not remain continuously employed by the Company.

Immediately prior to the Markets Acquisition, certain employees' time-based awards were not fully vested. The Company chose to accelerate the vesting of the time-based awards, resulting in all awards being vested at the time of the Markets Acquisition date.

In addition, in connection with the Markets Acquisition, certain Company employees, some of whose time-based awards were accelerated, entered into management rollover agreements with Markets. Under these agreements, a portion of the acquisition proceeds otherwise payable to these employees was held back and will vest over an incremental two-year service period following the Markets Acquisition. The Company performed an allocation of the cash paid to employees between consideration transferred and post-combination expense. Included in prepaid expenses on the statement of financial condition is $835,000, which is the unrecognized post-combination expense under these agreements as of December 31, 2024.

One Company employee elected to receive restricted Class A shares ("RSAs") of TWMI instead of a cash rollover payment. The RSAs will vest over a two-year service period following the Markets Acquisition.

TWMI and Markets have stock incentive plans which provide for the grant of performance-based restricted share units that vest based on the financial performance of TWMI ("PRSUs"), restricted share units ("RSUs"), performance-based restricted stock units that vest based on market conditions ("PSUs") and options, to encourage employees of Markets and its subsidiaries and affiliates to participate in the long-term success of TWMI and Markets.

PRSUs are promises to issue actual shares of common stock and generally cliff vest on January 1 of the third calendar year from the calendar year of the date of grant. The fair value of PRSUs is calculated on the grant date using the stock price of TWMI's Class A common stock. The number of shares a participant will receive upon vesting is determined by a performance modifier, which is adjusted as a result of the financial performance of TWMI. For PRSU awards granted during 2024, the financial performance of TWMI will be determined based on the compound annual growth rate over a three-year performance period beginning on January 1 in the year of the grant. For PRSU awards granted during 2023 and prior, the financial performance of TWMI was determined based on the financial performance of TWMI in the grant year, and any earned awards that remain outstanding are subject to time-based vesting conditions. The performance modifier can vary between 0% (minimum) and 250% (maximum) of the target (100%) award amount for awards granted during 2024 and 2023. PRSUs granted during 2022 and prior had a 200% maximum performance modifier. Compensation expense for PRSUs that cliff vest is recognized on a straight-line basis over the vesting period for the entire award. The number of shares included in expense each period is based on management's estimate of the probable final performance modifier for those grants, with such estimate updated each period until the performance modifier is finalized.

RSUs are promises to issue actual shares of common stock at the end of a vesting period. RSUs generally vest one-third each year over a three-year period. The grant date fair value of RSUs is determined using the stock price of TWMI's Class A common stock. The grant-date fair value of RSUs is amortized into expense on a straight-line basis over the requisite service period for the entire award, with compensation cost recognized to date at least equal to the measured cost of vested tranches.

PSUs are promises to issue actual shares of common stock and cliff vest on January 1 of the third calendar year from the calendar year of the date of grant. The number of shares a participant will receive upon vesting is determined by a performance modifier, which is adjusted as a result of TWMI's total shareholder return over a three-year performance period. The performance modifier can vary between 0% (minimum) and 250% (maximum) of the target (100%) award amount. The grant date fair value of PSUs, determined using a Monte Carlo simulation model, is recognized as compensation expense on a

straight-line basis over the vesting period for the entire award, regardless of the number of shares received by the participant at vesting.

TWMI and Markets allocates to the Company equity-based compensation expense relating to PRSUs, RSUs and PSUs granted to employees of the Company.

8. Commissions Receivable

The Company's commissions receivable primarily consists of commissions due from the Clearing Brokers and fund companies based upon fee agreements. Commissions receivables are generally due within 45 days or less. As of December 31, 2024, no allowance for credit loss was recorded on the statement of financial condition. The Company had commissions receivable of $8,763,000 and $9,038,000 outstanding as of December 31, 2024 and 2023, respectively.

9. Segment Information

Operating segments are defined as components of an entity for which separate discrete financial information is available and is regularly reviewed by the Chief Operating Decision Maker (the "CODM") in deciding how to allocate resources to an individual segment and in assessing performance. Subsequent to the Markets Acquisition, the Company's CODM is the Chief Executive Officer ("CEO") of TWMI.

The CEO of TWMI manages TWMI on a consolidated basis as one operating segment and one reporting unit because of the integrated nature of the activities across the various U.S. broker-dealers, internationally regulated entities and other subsidiaries through which it conducts its global business. As a result, for purposes of this financial statement, the Company is also considered one operating segment and one reporting unit whose operations are derived substantially all in the United States of America.

10. Subsequent Events

There were no subsequent events requiring adjustment to the financial statement or disclosure through March 10, 2025, the date that the Company's financial statement was issued.